RED CAT HOLDINGS, INC.

370 Harbour Drive

Palmas del Mar

Humacao, PR 00791

January 7, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Staff Attorney

Re: Red Cat Holdings, Inc.

Registration Statement on Form S-1 (File Number File No. 333-249776)

Dear Mr. Austin:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Red Cat Holdings, Inc., a Nevada corporation (the “Company”), hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:30  a.m. on January 11, 2021, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

• Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

• The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Eric Mendelson, Esq., at The Crone Law Group, P.C., counsel for the Company, at (917) 538-1775, email: emendelson@cronelawgroup.com.

Thank you for your attention to this matter.

Sincerely,

/s/Joseph Hernon

Joseph Hernon

Chief Financial Officer

cc: Eric Mendelson, Esq.